

January 31, 2012

<u>Via E-mail</u>
Margaret K. Seif, Esq.
Vice President, General Counsel and Secretary
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062

      Re: Analog Devices, Inc.
              Form 10-K for Fiscal Year Ended October 29, 2011
              Filed November 22, 2011
              File No. 001-07819

Dear Ms. Seif:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Production and Raw Materials, page 8

1.   Please provide us, and revise your future filings to include, a clarification or quantification of the "significant portion" of your revenue that is derived from products fabricated at third-party wafer-fabrication facilities.

Overview, page 27

2.   We note the statements during management's fourth quarter earnings call regarding the impact of and challenges presented by deterioration in the macroeconomic environment and inventory reductions at your customers and distributors that you expect will continue in the first quarter as well as efforts management undertook during the fourth quarter to combat those challenges, such as lowered production or utilization rates to minimize inventory and operating expenses and to maximize profitability. Please tell us what

consideration you have given to including a discussion of material known risks, trends and uncertainties you face and on which you are most focused, such as the macroeconomic concerns and inventory reductions noted above, and the actions you are taking in response.

Gross Margin, page 30

3.   Please tell us what consideration you have given to clarifying the reasons underlying the material changes to your results of operations mentioned in your disclosure and the extent of the impact of each of the primary drivers of change. For example, please further explain the primary reasons underlying reduced overall manufacturing costs; in this regard, we note statements in your fourth quarter earnings call regarding reduced production levels, which you expect will continue in the first quarter, that negatively impacted your gross margins. Please also describe, to the extent material, any concerns regarding the sustainability of such measures without additional cost-cutting initiatives in the event of continued declines in revenue or demand.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Kevin Lanouette, Esq., Assistant General Counsel